                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                     Wandel & Goltermann Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    193369210
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                                 (CUSIP Number)

                                   Rolf Schmid
                    Managing Director-Finance and Controlling
                   Wandel & Goltermann Management Holding GmbH
                                Box 1262, D-72795
                    Eningen u.A., Federal Republic of Germany
                          Tel No.: 011 49 7121 86-1708
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 18, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)
--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  193369210                                                   PAGE    2     OF     5    PAGES
          ---------------                                                   --------    --------
-------------------------                                          ----------------------------------------------------
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1           NAME OF REPORTING PERSON
            S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WANDEL & GOLTERMANN MANAGEMENT HOLDING GMBH
-------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (A) [ ]
                                                                                                                  (B) [ ]

--------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY


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4           SOURCE OF FUNDS*

            WC OR 00 OR BK
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]



----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            FEDERAL REPUBLIC OF GERMANY
-----------------------------------------------------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

                                        3,285,600
         NUMBER OF          --------------------------------------------------------------------------------------------------
          SHARES              8         SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH             --------------------------------------------------------------------------------------------------
         REPORTING            9         SOLE DISPOSITIVE POWER
          PERSON
           WITH                         3,285,600
                            --------------------------------------------------------------------------------------------------
                              10        SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,285,600

------------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]

-------------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            62.1%
--------------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            00
--------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  193369210                                PAGE   3    OF   5    PAGES
          ----------------                               ------    ------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 to Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Wandel & Goltermann Technologies, Inc. (the "Issuer"). Items 4 and 7 of the Schedule 13D filed by Wandel & Goltermann Management Holding GmbH ("WG Holding" or the "Reporting Person"), as previously amended, are further amended as set forth below.


ITEM 4.  PURPOSE OF THE TRANSACTION

         No change except for the addition of the following paragraph as the last paragraph of Item 4:

                  On March 18, 1998, the Issuer publicly announced that the Special Committee and the Reporting Person have agreed on a cash price of $15.90 per share for the acquisition by WG Holding, through a merger, of the 2,002,178 shares of the Company's outstanding common stock not already owned by WG Holding. The Special Committee has advised the Board of Directors of the Issuer that it is prepared to recommend the proposed merger transaction to the Board of Directors. The Board of Directors of the Issuer is expected to meet in the near future to receive and discuss the recommendation of the Special Committee concerning the proposed merger transaction, to consider for approval a definitive merger agreement to effectuate the proposed transaction and, if the proposed transaction is approved by the Board, to fix a date for a special shareholders meeting to seek approval of the proposed transaction by the Company's shareholders.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibit is filed as part of this Schedule 13D:

                  Exhibit 3 - Press Release of Wandel & Goltermann Technologies, Inc., dated March 18, 1998.

CUSIP No.  193369210                                PAGE   4   OF   5    PAGES
          ----------------                               -----    ------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:     March 20, 1998           WANDEL & GOLTERMANN MANAGEMENT
        -----------------           HOLDING GMBH


                                    By: /s/ Rolf Schmid
                                        --------------------------------------
                                            Rolf Schmid, Managing Director and
                                            Chief Financial Officer

CUSIP No.  193369210                                 PAGE   5   OF   5    PAGES
          ----------------                                -----    ------

                                                       EXHIBIT 3 TO SCHEDULE 13D

    WGTI SPECIAL COMMITTEE AND MAJORITY SHAREHOLDER AGREE ON PRICE OF $15.90
                 PER SHARE FOR ACQUISITION OF MINORITY INTEREST

RESEARCH TRIANGLE PARK, NC -- March 18, 1998 -- Wandel & Goltermann Technologies, Inc. (the Company) [NASDAQ:WGTI], today announced that the Special Committee of independent directors of the Company's Board of Directors and Wandel & Goltermann Management Holding GmbH (WG Holding), the Company's majority shareholder, have agreed on a cash price of $15.90 per share for the acquisition by WG Holding, through a merger, of the 2,002,178 shares of the Company's outstanding common stock not already owned by WG Holding. In addition, the Special Committee and WG Holding have agreed that, as part of the merger, holders of vested and unvested options to purchase shares of the Company's common stock would receive a cash payment equal to the difference between the option exercise price and $15.90 per share. As previously announced on January 12, 1998, WG Holding initially offered to acquire the minority interest for a cash price of $13.00 per share.

The Special Committee, relying in part upon the opinion of its financial advisor, The Robinson-Humphrey Company, LLC, that a cash price of $15.90 per share is fair to the Company's minority shareholders from a financial standpoint, is prepared to recommend the proposed merger transaction to the Board of Directors of the Company. The Board of Directors will meet in the near future to receive and discuss the recommendation of the Special Committee concerning the proposed merger transaction, to consider for approval a definitive merger agreement and, if the proposed transaction is approved by the Board, to fix a date for a special shareholders meeting for approval of the proposed transaction by the Company's shareholders.

WG Holding, headquartered in Eningen, Germany, is a privately-held German limited liability company that, through its various affiliates, is engaged in the business of developing and manufacturing communications test solutions sold through its worldwide distribution network.

Wandel & Goltermann Technologies, Inc., located in Research Triangle Park, NC, offers a full spectrum of network analysis solutions including the Domino, DA-3x, NetForce and WG Domain product families for network operators, service providers, developers and labs around the world.

Wandel & goltermann product, service, and general information is available on the World Wide Web at http://www.wg.com

                                       ###

For more information, please contact:
Gerry Chastelet, President and CEO
(919) 941-5730